Exhibit 99.1

Stockholm, Sweden	November 12, 2020

Interim Report Q3, 2020

Expansion of pipeline and positive phase 3 topline data

“On August 13th, we announced a €19.8m acquisition of a majority stake of 62.7% in Genkyotex, a publicly listed life science company in France. We are very excited about this acquisition, which complements our existing and long-standing focus on inflammatory disease. This provides us with a platform with anti-fibrotic and anti-inflammatory compounds, with which we believe can continue to address unmet medical need in orphan diseases and bring solutions to patients across many different therapeutic areas. We believe that we have significant opportunities to leverage this platform to the benefit of patients suffering from fibrotic diseases. We believe that the late stage development, CMC and regulatory expertise which exists in Calliditas can significantly support and enhance the important fundamentals put in place by Genkyotex. We are confident that this will be value driving, for all the company's stakeholders, over the near and medium term.

After the close of the quarter, on November 8th, we reported positive topline results from Part A of our pivotal Phase 3 trial, NefIgArd. The strong data set confirms the results seen in the successful Phase 2b trial and provides further support for locally treating IgAN at the source, offering patients hope of disease modification. We will now assemble the regulatory file and submit for accelerated approval with the FDA and conditional approval with EMA, which is planned for Q1 and H1 respectively next year.”

Renée Aguiar-Lucander, CEO

Summary of Q3 2020

July 1 – September 30, 2020

•	No net sales were recognized for the three months ended September 30, 2020 and 2019, respectively.

•	Operating loss amounted to SEK 104.9 million and SEK 52.6 million for the three months ended September 30, 2020 and 2019, respectively.

•	Loss before income tax amounted to SEK 137.9 million and SEK 50.1 million for the three months ended September 30, 2020 and 2019, respectively.

•	Loss per share before and after dilution amounted to SEK 2.77 and SEK 1.30, for the three months ended September 30, 2020 and 2019, respectively.

•	Cash amounted to SEK 1,396.9 million and SEK 805.1 million as of September 30, 2020 and 2019, respectively.

Significant events during Q3 2020, in summary

•	In July 2020, Calliditas announced the exercise of the partial over-allotment option from the IPO on The Nasdaq Global Select Market. Calliditas was thereby provided with additional gross proceeds of approximately USD 6.9 million (approximately SEK 63 million) before deduction of issuance costs.

•	In August 2020, Calliditas announced it has reached an agreement to acquire a controlling interest in Genkyotex SA, a leader in NOX inhibition therapies.

Significant events after the end of reporting period, in summary

•	In November 2020, Calliditas acquired a controlling interest in Genkyotex SA representing 62,7%.

•	In November 2020, Calliditas announced positive topline results from Part A from the pivotal Phase 3 NefIgArd trial.

Investor Presentation November 12, 14:30 CET

Audio cast with teleconference, Q3 2020, November 12, 2020, 14:30 (Europe/Stockholm)

Webcast: https://tv.streamfabriken.com/calliditas-therapeutics-q3-2020

Teleconference: SE: +46856642707 UK: +443333009034 US: +18332498405

Financial calendar

Year-end report for the period January 1 – December 31, 2020	February 18, 2021
Interim report for the period January 1 – March 31, 2021	May 13, 2021
Interim report for the period January 1 – June 30, 2021	August 19, 2021
Interim report for the period January 1 – September 30, 2021	November 18, 2021

For further information, please contact:

Renée Aguiar-Lucander, CEO at Calliditas

Email: renee.lucander@calliditas.com

Mikael Widell, Investor Relations

Email: mikael.widell@calliditas.com

Telephone: +46 703 11 99 60

The information in the press release is information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact persons set out above, at 07:00 CET on November 12, 2020.

About Calliditas Therapeutics

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden. It is focused on developing high quality pharmaceutical products for patients with a significant unmet medical need in niche indications, in which the Company can partially or completely participate in the commercialization efforts. The Company is focused on the development and commercialization of the product candidate Nefecon, a unique two-step formulation optimized to combine a time lag effect with a concentrated release of the active substance budesonide, within a designated target area. This patented, locally acting formulation is intended for treatment of patients with the inflammatory renal disease IgA nephropathy (IgAN). Calliditas Therapeutics is running a global Phase 3 study within IgAN and aims to commercialize Nefecon in the US. The company is listed on Nasdaq Stockholm (ticker: CALTX). Visit www.calliditas.com for further information.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, business plans and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’’ business, operations, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, and other risks identified in the section entitled “Risk Factors” Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.